UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-10857

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

470 Wheelers Farms Road
Milford, CT 06461

(Full name and address of plan)

THE WARNACO GROUP, INC.

501 Seventh Avenue
New York, New York 10018

(Name of issuer of securities held pursuant to the plan and the address of its principal executive offices)

Copies of all communication to:

The Warnaco Group, Inc.
Attention: Vice President, Associate General Counsel and Assistant Secretary
501 Seventh Avenue 11th Floor
New York, New York 10018

INTRODUCTION

The Warnaco Group, Inc., a Delaware corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the ‘‘Plan’’). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements: These documents are listed in the Index to Financial Statements.

(b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

1

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	F-2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	F-3
Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	F4 - F12
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007	F-13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	F-14
INDEX TO EXHIBIT	F-15
EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm	S-1

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Warnaco Group, Inc. Employee Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the ‘‘Plan’’) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 30, 2008

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006
(Dollars in thousands)

	2007	2006
ASSETS
Investments at fair value:
Participant-directed investments	$60,915	$52,685
Participant loans	794	701
Total investments	61,709	53,386
Receivables:
Participant contributions	172	175
Employer contributions	1,880	1,986
Accrued investment income	27	26
Total receivables	2,079	2,187
Total assets	63,788	55,573
LIABILITIES
Payable for securities purchased	—	200
Accrued administrative expenses	19	10
Total liabilities	19	210
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR MARKET VALUE	63,769	55,363
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	204	95
NET ASSETS AVAILABLE FOR BENEFITS	$63,973	$55,458

See Notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in thousands)

ADDITIONS:
Contributions:
Participant	$6,538
Employer	4,101
Total contributions	10,639
Investment income:
Net appreciation in fair value of investments	2,221
Dividend income	2,104
Interest income	337
Total investment income	4,662
Total additions	15,301
DEDUCTIONS:
Benefit payments to participants	6,667
Administrative fees and expenses	119
Total deductions	6,786
INCREASE IN NET ASSETS	8,515
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	55,458
End of year	$63,973

See Notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.    DESCRIPTION OF THE SAVINGS PLAN

The Warnaco Group, Inc. Employee Savings Plan (the ‘‘Savings Plan’’) is sponsored by The Warnaco Group, Inc. (the ‘‘Company’’ or the ‘‘Sponsor’’). The Plan Year covers the period from January 1 to December 31.

The following description of the Savings Plan is provided for general information purposes only. Participants should refer to the Savings Plan document for a complete description of the Savings Plan’s provisions.

General—The Savings Plan is a defined contribution plan, which covers all domestic non-union employees and certain collectively-bargained employees of the Company who have attained age 21 and have completed either one year of service with a credit of 1,000 hours of service during the year or a period of service of three months, or for Plan Years beginning on or after January 1, 2007, attained age 21 and been employed by the Company for 30 days, in each case, as provided in the Savings Plan document. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘‘ERISA’’), as amended.

The Administrative Committee, which is appointed by the Board of Directors of the Company, serves without compensation, is responsible for the general administration of the Savings Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Savings Plan. Merrill Lynch Trust Company, FSB (‘‘Merrill Lynch’’) serves as trustee and administrative service provider to the Savings Plan. Merrill Lynch also serves as an investment manager.

Contributions—The Savings Plan, as amended, provides that new participants, who are eligible, are automatically enrolled in the Savings Plan and have 3% contributed from their eligible compensation (as defined in the Savings Plan document, as amended), unless they elect out of the Savings Plan or elect to contribute a different amount in 1% increments. Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 30%) of their eligible compensation to the Savings Plan. Highly Compensated Employees, as defined by ERISA, are limited to 7% pre-tax and 1% after-tax contributions. The Company matches contributions to the Savings Plan equal to 65% of a participant’s contributions up to the first 3% of eligible compensation and 35% of a participant’s contributions up to the next 3% of eligible compensation. Section 401(k) of the Internal Revenue Code (the ‘‘Code’’) and the Savings Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $15,500 in 2007 by Code Section 402(g). Participants age 50 or older were eligible to make an additional annual ‘‘catch-up’’ contribution of up to $5,000 pre-tax if they met legal and/or plan limits for the year. If any participant’s compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Savings Plan also allows participants to rollover contributions from other qualified plans into the Savings Plan.

Beginning in 2005, the Savings Plan was amended to add a profit sharing feature. Employees who are eligible for the Savings Plan (whether or not they actually contribute) and who are employed by the Company on the last business day of the calendar year, are eligible for any profit sharing contribution. In addition, employees who terminate service during the year due to death, total and permanent disability and retirement at 65 or older, are also eligible for the profit sharing contribution. Pursuant to the profit sharing feature, the Company will make annual contributions in an amount to be determined each year at the Company’s discretion. As of December 31, 2007 and 2006, the Savings Plan had an employer receivable from the Company of $1,814,000 and $1,920,000, respectively, related to such profit sharing feature and $66,000 and $66,000, respectively, related to the Company match. The total receivable amount as of December 31, 2007 is also included in the line item Employer contributions in the Statement of Changes in Net Assets Available for Benefits.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

Participants’ Accounts—Individual accounts are maintained for each participant. Each participant’s account is increased for the participant’s contributions (may include both before-tax and after-tax contributions), decreased for the participant’s benefits/withdrawals and adjusted for allocations of (a) the Company’s contributions; (b) Savings Plan earnings; (c) administrative expenses; and (d) Savings Plan losses. Allocations are based on participant eligible earnings or account balances, as defined in the Savings Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants in the Savings Plan are fully vested in their contributions, plus actual earnings thereon, at all times. Participants vest ratably in their share of Company matching and profit sharing contributions and in earnings thereon over a four-year period. Amounts in the Company matching and profit sharing account of an active participant who attains age 65, dies or suffers a total and permanent disability will be fully vested.

Retirement Age—Normal retirement age is 65.

Investment Options—Participants may direct the investment of their contributions into various investment options offered by the Savings Plan. The Savings Plan offers common collective trusts, investment contracts, mutual funds and The Warnaco Group, Inc. Common Stock (‘‘Warnaco Common Stock’’) as investment options to participants (see Note 4—Investments). Participants may allocate investment balances to the investment options in any combination as long as each investment is made in even multiples of 1% of the participant’s fund balance. Participants should refer to the applicable fund’s prospectus or the Savings Plan document for a complete description of each investment option. Effective February 1, 2007 participants that do not make an investment election will have all contributions to their account allocated to a predetermined combination of fund investments.

Benefit Payments—Upon termination of service, death, total and permanent disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum, installments or as an annuity. The Savings Plan also allows for hardship and in-service withdrawals under certain circumstances.

Forfeited Accounts—As provided in the Savings Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are maintained in the Savings Plan’s forfeiture account. Amounts maintained in the forfeiture account are used to pay Savings Plan expenses and may be used to reduce future Company contributions to the Savings Plan. During the year ended December 31, 2007, forfeited nonvested accounts of approximately $110,000 were used to pay administrative expenses. The balance in the forfeiture account as of December 31, 2007 and 2006 was approximately $220,000 and $127,000, respectively.

Participant Loans—The Savings Plan allows eligible participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. General purpose loans must be repaid over a term of no more than five years and loans for the purchase of a primary residence must be repaid over a term of no longer than 15 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, as determined on a uniform basis by the Administrative Committee. Interest rates ranged between 8.75% and 9.25% for loans established during the Savings Plan year ended December 31, 2007. As of December 31, 2007, for all loans outstanding, the interest rates ranged from 6.25% to 9.25%. Principal and interest are paid ratably through weekly, semi-monthly or monthly payroll deductions.

Voluntary Correction Program—During 2007, the Sponsor identified certain changes to the operation and administration of the Savings Plan that had been made prior to January 1, 2007 but for

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

which the Savings Plan had not been amended. As of December 31, 2007, the Sponsor was in the process of preparing a Voluntary Correction Program Submission (the ‘‘Submission’’) with the Internal Revenue Service, which details these failures and proposes to amend the Savings Plan to bring it into compliance with its administrative practices. The Sponsor expects to file the Submission in the third quarter of 2008.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Savings Plan provides for various investment options including common collective trusts, investment contracts, mutual funds and Warnaco Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. See Note 4—Investments.

Investment Valuation and Income Recognition—The Savings Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Savings Plan at year-end. Shares of Warnaco Common Stock are valued at quoted market prices. Participant loans are valued at the outstanding loan balances.

In accordance with the Financial Accounting Standards Board (‘‘FASB’’) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the ‘‘FSP’’), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Investment contracts are stated at fair value, which is calculated by the issuer by discounting the related cash flows based on current yields of similar investments with comparable durations. The adjustments from fair market value to contract value were an increase of approximately $108,000 and a decrease of approximately $87,000 at December 31, 2007 and 2006, respectively (see Note 3—Investment Contracts).

Amounts for investments in common collective trusts are at estimated fair value. Investments in common collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Savings Plan at year-end, which is based on the fair value of the underlying assets.

The Merrill Lynch Retirement Preservation Trust is the only common collective trust of the Savings Plan that consists of funds that invest primarily in fully benefit-responsive traditional guaranteed investment contracts (‘‘GIC’s’’) and synthetic GIC’s. The Merrill Lynch Retirement Preservation Trust investments in GIC’s are all with AAA-rated insurance companies, banks and trust companies. Synthetic GIC’s are contracts consisting of a combination of a portfolio of securities plus a

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

wrapper contract issued by a financially-responsible third party (usually, a financial institution). In a synthetic GIC, the underlying investments are owned by the fund. The Savings Plan’s investments in this common collective trust are valued at amounts contributed, plus the Savings Plan’s pro-rata share of interest income earned by such funds, less administrative expenses and withdrawals. In accordance with the FSP, an adjustment from fair value to contract value for this investment has been made on the Statements of Net Assets Available for Benefits. The adjustments from fair market value to contract value as of December 31, 2007 and 2006 for this common collective trust were increases of approximately $96,000 and $182,000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses incurred by individual investment funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment fund return for such investments.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. The amount allocated to accounts of persons who have elected to withdraw from the Savings Plan but have not been paid totaled approximately $15,000 at December 31, 2007. There was no such amount at December 31, 2006.

Administrative Expenses—Expenses of the Savings Plan are paid by either the Savings Plan or the Savings Plan’s Sponsor, as provided in the Savings Plan document. These expenses include recordkeeping services provided by the trustee, which are charged to each participant’s account in equal amounts, and professional services, which are paid out of the forfeiture account (see Note 1—Description of the Savings Plan). Accrued administrative expenses are shown as a separate line item in the Statements of Net Assets Available for Benefits at December 31, 2007 and 2006 and administrative expenses for the year ended December 31, 2007 is shown as a separate line item in the Statement of Changes in Net Assets Available For Benefits.

Recent Accounting Pronouncements—In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (‘‘SFAS No. 157’’), Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Savings Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Savings Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

3.    INVESTMENT CONTRACTS

The Savings Plan has a fully benefit-responsive guaranteed investment contract maintained in two accounts with MetLife Insurance Company (‘‘MetLife’’). As a result of the acquisition of The Traveler’s Insurance Company by MetLife, Inc. on July 1, 2005 there was a name change effective May 1, 2006. All references to The Traveler’s Insurance Company were changed to MetLife Insurance Company of Connecticut. No terms, conditions or benefits of any contracts, funding arrangement or certificate were changed because of this name change. MetLife maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Savings Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Savings Plan to transact at contract value with MetLife. Such events include (1) pre-mature termination of the contracts by the Savings Plan; (2) amendments to the Savings Plan documents (including complete or partial Savings Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Savings Plan sponsor or other Savings Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Savings Plan; (5) early retirement incentives or (6) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Savings Plan administrator does not believe that the occurrence of any such value event that would limit the Savings Plan’s ability to transact at contract value with participants is probable. MetLife may not terminate the contract at any amount less than contract value.

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Savings Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting. The crediting interest rate was 4.25% at both December 31, 2007 and 2006. The crediting interest rate for 2008 is 4.25%.

	2007	2006
Average yields:
Based on annualized earnings(1)	4.73%	4.56%
Based on interest rate credited to participants(2)	4.57%	4.56%

(1)	Computed by dividing the annual actual aggregrate earnings of the contract by the fair value of the outstanding investments on the last day of the Plan Year.
(2)	Computed by dividing the annual actual earnings credited to particpants by the fair value of the outstanding investments on the last day of the Plan Year.

The Savings Plan considers the credit and other risks associated with the MetLife investment contract to be minimal, and therefore has not provided any reserves against contract value. The MetLife contract matures December 31, 2025.

Effective January 1, 2004, the MetLife investment contract no longer accepts new contributions from participants. Contributions that were already invested in the MetLife investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Savings Plan no longer permits contributions to remain in the fund; or c) the date the participant withdraws their contribution from the Savings Plan.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

4.    INVESTMENTS

The fair value of the Savings Plan’s investments that represent 5% or more of the Savings Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
	(Dollars in thousands)
Guaranteed Investment Contract:
MetLife Inc. Investment Contract – GR-80511-Acct. 1 4,164,728 and 4,970,487 shares, respectively(1)	$4,089	$5,035
Common Collective Trusts:
Merrill Lynch Equity Index Trust 101,099 and 87,110 shares, respectively	11,434	9,361
Merrill Lynch Retirement Preservation Trust 10,809,579 and 10,115,868 shares, respectively(2)	10,713	9,934
Mutual Funds:
BlackRock Fundamental Growth 325,074 and 283,337 shares, respectively	7,789	5,641
BlackRock Global Allocation Fund 486,881 and 486,677 shares, respectively	9,661	8,866
Eaton Vance Large Cap Value Fund 143,178 and 67,832 shares, respectively	3,224	1,427	*

*	Represents less than 5% of the Savings Plan’s net assets available for benefits as of December 31, 2006.
(1)	Contract value of such investment was $4,165 and $4,971 at December 31, 2007 and 2006, respectively.
(2)	Contract value of such investment was $10,810 and $10,116 at December 31, 2007 and 2006, respectively.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

During 2007, the Savings Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,221,000 as follows:

2007
(Dollars in thousands)
Net appreciation/(depreciation) in fair value of investments:
Common Collective Trusts	$553
The Warnaco Group, Inc. common stock	151
Mutual funds:
American Europacific GR FD R3	80
BlackRock Fundamental Growth	1,369
BlackRock Fundamental Growth GM	(46)
BlackRock Global Allocation Fund	787
Eaton Vance Large Cap Value Fund	276
Eaton Vance Large Cap Value Fund GM	(89)
Federated Government Income	17
Federated Government Income GM	(4)
Hotchkis & Wiley Small Cap Val A	(879)
Hotchkis & Wiley Small Cap Val A GM	19
Nuveen Tradewinds Intl Value Fund	63
Nuveen Tradewinds Intl Value Fund GM	(87)
Oppenheimer Small & Mid Cap Fund	(85)
Oppenheimer Small & Mid Cap Fund GM	(9)
PIMCO Total Return Fund CL A	44
PIMCO Total Return Fund CL A GM	10
Victory Special Value Fund CL	77
Victory Special Value A – GM	(26)
Net appreciation in fair value of investments	$2,221

5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch, the trustee as defined by the Savings Plan, manages the assets of the Savings Plan and therefore investments in mutual funds and other investments managed by Merrill Lynch qualify as exempt party-in-interest transactions. In September 2006, Merrill Lynch completed the merger of its Merrill Lynch Investment Managers business with BlackRock, Inc. The Savings Plan considers BlackRock to be a party-in-interest as defined by ERISA. The Savings Plan incurred fees for Merrill Lynch recordkeeping services of approximately $37,000 which were paid or payable to the trustee for the year ended December 31, 2007. Fees paid by the Savings Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2007 and 2006, the Savings Plan held 18,799 shares and 12,110 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of approximately $484,000 and $264,000, respectively.

Certain officers and employees of the Company (who may also be participants in the Savings Plan) perform certain administrative, record keeping, accounting and financial reporting services on behalf of the Savings Plan. The Company pays these individuals’ salaries and also pays certain other administrative expenses on behalf of the Savings Plan. The Savings Plan sponsor believes that these

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s Rules on Prohibited Transactions.

6.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Savings Plan and related trust are designed in accordance with applicable sections of the Code. The Savings Plan has been amended since receiving the determination letter; however, the Savings Plan administrator and the Savings Plan’s tax counsel believe the Savings Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Savings Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Savings Plan’s financial statements.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Savings Plan at any time subject to the provisions of ERISA. In the event that the Savings Plan is terminated, participants would become 100% vested in their accounts.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500 (in thousands):

	2007	2006
Net assets available for benefits per the financial statements	$63,973	$55,458
Adjustment from contract value to fair value for common collective trusts	(96)	(182)
Amounts allocated to withdrawing participants	(15)
Net assets available for benefits per the Form 5500	$63,862	$55,276

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$6,667
Add: Amounts allocated to withdrawing participants at December 31, 2007	15
Less: Amounts allocated to withdrawing participants at December 31, 2006	—
Benefits paid to participants per Form 5500	$6,682

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2007 to Form 5500 (in thousands):

Increase in net assets per the financial statements	$8,515
Less: Adjustment to benefits paid to participants	(15)
Plus: Adjustment from contract value to fair value for common collective trusts 2006	182
Less: Adjustment from contract value to fair value for common collective trusts 2007	(96)
Increase in net assets per Form 5500	$8,586

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN	EIN: 95-4032739

PN: 020

FORM 5500 SCHEDULE H, Part IV, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

(a)	(b)	(c)	(d)		(e)
	Identity of Issue	Description of Investment	Cost	Shares	Current Value
	MetLife, Inc. Investment Contract	Guaranteed Investment Contract No. GR-80511 Acct-1 – 4.25% Matures 12/31/2025	**	4,164,728	$4,089,336
	MetLife, Inc. Investment Contract	Guaranteed Investment Contract No. GR-80511 Acct-2 – 4.25% Matures 12/31/2025	**	1,773,952	1,741,839
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	101,099	11,434,311
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	10,809,579	10,713,209
*	Merrill Lynch Government Fund	Mutual Funds	**	256,803	256,803
	American Europacific GR FD R3	Mutual Funds	**	33,885	1,696,306
*	BlackRock Fundamental Growth	Mutual Funds	**	325,074	7,788,771
*	BlackRock Global Allocation Fund	Mutual Funds	**	486,881	9,660,710
	Eaton Vance Large Cap Value Fund A	Mutual Funds	**	143,178	3,224,369
	Federated Government Income	Mutual Funds	**	94,520	840,283
	Hotchkis & Wiley Small Cap Val A	Mutual Funds	**	65,308	2,172,806
	Nuveen Tradewinds Intl Value Fund	Mutual Funds	**	51,474	1,650,259
	Oppenheimer Small & Mid Cap Fund	Mutual Funds	**	43,564	1,600,111
	PIMCO Total Return Fund CL A	Mutual Funds	**	187,923	2,008,897
	Victory Special Value Fund CL A	Mutual Funds	**	74,462	1,361,918
*	The Warnaco Group, Inc. Common Stock	Common Stock	**	18,799	654,192
*	Various Participants	Participant loans with interest rates ranging from 6.25% to 9.25%, maturing between 2008 and 2022.	**		793,955
*	Merrill Lynch Cash and Distribution Account	Money Market Fund	**		20,572
					$61,708,647

*	Party-in-interest
**	Cost information is not required for participant directed investments and is therefore not included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc., as Savings Plan administrator, has duly caused this Annual Report on Form 11-K for the period ended December 31, 2007 to be signed on its behalf by the undersigned thereunto duly authorized.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN
Date: June 30, 2008	By:	/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski Executive Vice President and Chief Financial Officer of The Warnaco Group, Inc.

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm